FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities

Net loss	$ (545,788)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,802	
Decrease (increase) in:		
Securities owned - at fair value	5,483	
Receivable from broker-dealers	71,047	
Due from registered representatives	(29,923)	
Prepaid registration fees	(7,945)	
Increase (decrease) in:		
Accounts payable and accrued expenses	26,343	
Commissions payable	(3,922)	
Regulatory assessment	(7,663)	
Income taxes payable	(8,341)	
Net cash used by operating activities		$ (497,907)
Cash flows from financing activities		
Capital contributions	475,000	
Net cash provided by financing activities		475,000
Net decrease in cash and cash equivalents		(22,907)
Cash and cash equivalents - beginning of year		31,046
Cash and cash equivalents - end of year		$ 8,139
Supplemental disclosure of cash flow information		
Cash paid for income taxes		$ 13,897
Cash paid for interest		$ 389

The accompanying notes are an integral part of these financial statements.